As filed with the Securities and Exchange Commission on December 23, 1996
                                                      Registration No. 33-______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-8
                             Registration Statement
                                   Under the
                             Securities Act of 1933

                         Capital City Bank Group, Inc.
     --------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

    State of Florida                                  59-2273542
-----------------------------                -----------------------------------
(State or Other Jurisdiction                   (IRS Employer Identification No.)
  of Incorporation or
     Organization)


                   217 N. Monroe Street, Tallahassee, Florida       32301
                   ------------------------------------------       -----
                    (Address of Principal Executive Offices)      (Zip Code)

                         Capital City Bank Group, Inc.
                         1996 Associate Incentive Plan
          ----------------------------------------------------------
                            (Full Title of the Plan)

                                           Copies To:
          J. Kimbrough Davis               Jeffrey A. Stoops, Esq.
          Senior Vice President and        Gunster, Yoakley, Valdes-Fauli
          Chief Financial Officer          & Stewart, P.A.
          217 N. Monroe Street             777 S. Flagler Drive
          Tallahassee, Florida  32301      Suite 500 - East Tower
          (904) 671-0610                   West Palm Beach, Florida  33401
          ----------------------------
          (Name, Address and Telephone
          Number of Agent for Service)


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following line:   X
                                               ----

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------
                                    Proposed         Proposed
Title of                            Maximum          Maximum
Securities        Amount            Offering         Aggregate      Amount of
To Be             To Be             Price            Offering       Registration
Registered        Registered/(1)/   Per Share/(2)/   Price          Fee
----------------------------------------------------------------------------------
Common Stock,
par value
$.01 per share    250,000 shares     $42.00        $10,500,000     $3,182.00
----------------------------------------------------------------------------------

(1) Together with an indeterminate number of additional shares which may be necessary to adjust the number of shares reserved for issuance pursuant to the Capital City Bank Group, Inc. 1996 Associate Incentive Plan as the result of a stock split, stock dividend or similar adjustment of the outstanding common stock of Capital City Bank Group, Inc. pursuant to 17 C.F.R. (S)230.416(a).

(2) Calculated pursuant to Rule 457(h), based on the last available sales price data for the common stock available to management of the Registrant, in accordance with Rule 457(h) and (c).

This Registration Statement shall become effective upon the filing in accordance with Section 8(a) of the Securities Act of 1933, as amended and 17 C.F.R.
(S)230.462.

                                     PART I

Item 1.  Plan Information

This Registration Statement relates to the registration of 250,000 shares of Common Stock, $.01 par value per share, of Capital City Bank Group, Inc. (the "Company" or the "Registrant") reserved for issuance and delivery under the Capital City Bank Group, Inc. 1996 Associate Incentive Plan (the "Plan"). Documents containing the information required by Part I of the Registration Statement will be sent or given to participants in the Plan as specified by Rule 428(b)(1). Such documents are not filed with the Securities and Exchange Commission (the "Commission" or the "SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 in reliance on Rule 428.

Item 2.  Registrant Information and Employee Plan Annual Information.

The information required by this Item 2 is contained in the Prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended.


                                    PART II

                   Information Not Required in the Prospectus

Item 3.  Incorporation of Documents by Reference.

The following documents filed or to be filed with the Commission are incorporated by reference in this Registration Statement:

  (a) The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which includes the consolidated statements of financial condition of the Company at December 31, 1995 and 1994, and the related consolidated statements of income, consolidated and parent company statements of shareholders' equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 1995, together with the related notes and reports of independent certified public accountants, filed with the Commission on March 29, 1996, as amended by Form 10-K/A on April 9, 1996.

  (b) All reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1995.

  (c) The description of the Common Stock required by this Item 3(c) appears in
      Item 4 of this Registration Statement.

  (d) All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be a part thereof from the date of filing of such document. Any statement made in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that such statement is replaced or modified by a statement contained in a subsequently dated document incorporated by reference or contained in this Registration Statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.  Description of Securities.

Common Stock

  General. The Company is authorized to issue Thirty Million (30,000,000) shares of common stock, $.01 par value per share (the "Common Stock"). The Common Stock is registered under Section 12 of the Exchange Act.

  Voting Rights. Each share of the Common Stock has the same relative rights and is identical in all respects with every other share of Common Stock. The holders of the Common Stock possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future have voting rights, if any. Each holder of the Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the Common Stock.

  Dividends. The Company may, from time to time, declare dividends to the holders of the Common Stock, who will be entitled to share equally in any such dividends. Under the Florida Business Corporation Act (the "FBCA"), the Company will not be allowed to pay dividends if, after giving effect to the dividend, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the distribution.

  Liquidation. In the event of a liquidation, dissolution or winding up of the Company, each holder of shares of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock. If any serial preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the Common Stock.

  Other Characteristics. Holders of the Common Stock do not have preemptive rights with respect to any additional shares of the Common Stock which may be issued. The Common Stock is not subject to call for redemption, and the outstanding shares of the Common Stock, upon payment of the full purchase price therefor, are fully paid and nonassessable.

Preferred Stock

  The Company is authorized to issue Three Million (3,000,000) shares of preferred stock, $.01 par value per share. The Board of Directors of the Company is authorized to issue preferred stock and the fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations, and restrictions thereof. The preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights.

Certain Anti-takeover Provisions in the Amended and Restated Articles of Incorporation and Bylaws

  Authorization of Preferred Stock.   The Company's Amended and Restated
Articles of Incorporation authorize the issuance of up to Three Million (3,000,000) shares of preferred stock. The preferred stock could be issued by the Board, from time to time, without the necessity of further action or authorization by the Company's shareholders (unless required by applicable law), in one or more series and with such voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications as the Board may, in its discretion, determine.

  Board of Directors.   The Amended and Restated Articles of Incorporation
provide that the Board of Directors is divided into three classes, as nearly equal in number as possible, with each class being elected to office for three year terms. A classified Board of Directors upon which directors serve three (3) year terms requires at least two annual shareholder meetings in order to effect a change in the control of the Board.

  The Amended and Restated Articles of Incorporation provide that directors of the Company may be removed from office by the shareholders only for cause and that such action may be taken only by the affirmative vote of at least two-thirds (66%) of the then-outstanding shares of stock entitled to vote generally in the election of directors. The Amended and Restated Articles of Incorporation further provide that any vacancy on the Board of Directors, however resulting (including vacancies created as a result of a resolution of the Board of Directors increasing the number of directors of the Company), may be filled by a majority of the directors then in office, even if less than a quorum or by a sole remaining director, and that such director shall hold office for the remainder of the term of the class to which he or she is elected.

  Limitations on Actions by Shareholders. The Amended and Restated Articles of Incorporation provide that special meetings of the shareholders of the Company may be called only by a majority of the total number of authorized directors of the Company or by the holders of not less than fifty percent (50%) of all the votes entitled to be cast on any issue at the proposed special meeting. In addition, shareholders are prohibited by the Amended and Restated Articles of Incorporation from taking action by a consent in writing. Therefore, all shareholder action must be taken at an annual or special meeting of shareholders.

  Board Consideration of Certain Nonmonetary Factors in the Event of an Offer by Another Party. The Amended and Restated Articles of Incorporation provide that the Board of Directors shall consider all factors it deems relevant in evaluating a proposed share exchange, tender offer, merger, consolidation, or other similar transaction. This allows the Board of Directors to consider (i) the best interests of the shareholders and the Company; (ii) the social, legal and economic effects on employees, customers, depositors and communities served by the Company; (iii) the consideration offered in relation to the then current market value of the Company in a freely negotiated transaction; (iv) estimations of future value of the stock of the Company; and (v) any other factor deemed relevant by the Board of Directors.

  Amendment of Amended and Restated Articles of Incorporation. The Amended and Restated Articles of Incorporation provide that specified provisions contained in the Articles may not be repealed or amended except upon the affirmative vote of at least two-thirds of the then outstanding shares of the Common Stock entitled to vote, or by a majority of "disinterested directors" (as defined in the Articles) and then by a majority of the then outstanding shares of the Common Stock entitled to vote. The specific provisions are those (i) relating to the management of the Company and limiting shareholder action by consent without a meeting; (ii) relating to the number of directors, the filling of vacancies on the Board of Directors, and the removal of a director or directors from office; (iii) setting forth the requirements for shareholder nominations to the Board of Directors; (iv) regarding the consideration of certain nonmonetary factors in the event of an offer or takeover attempt by a third party; (v) providing for the indemnification of directors, officers, employees and agents of the Company; and (vi) governing the required shareholder vote for amendment of the Articles.

  Procedures for Shareholder Nominations. The Amended and Restated Articles of Incorporation require that any shareholder nominations for the election of directors be delivered to the Company no less than one hundred twenty (120) nor more than one hundred eighty (180) days in advance of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting. If no such meeting was held in the previous year or the date of an annual meeting has been changed to be more than thirty (30) calendar days earlier than the date contemplated by the previous year's proxy statement, such notice must be received no later than the tenth (10th) day following the earlier of (i) the date on which the notice of annual meeting is given to shareholders or (ii) the date on which such notice of the meeting is made public. The Articles also specify certain requirements for stockholder's notice to be in proper written form.

Applicability of Florida Business Corporation Act

  The following discussion is a summary of two statutory shareholder protection provisions under the FBCA which apply to certain Florida corporations, including the Company. This summary is provided for informational purposes only. As such, this summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and governing corporate documents of the Company.

  Affiliated Transactions. Section 607.0901 of the FBCA provides a super-majority requirement for certain proposed transactions ("Section 607.0901") which applies to all Florida corporations unless a corporation expressly chooses to "opt out" of the applicability of such law or the corporation falls under one of the exemptions from the statute's application. Under the FBCA, any merger, share exchange, dissolution or sale of all or substantially all of the assets of a corporation other than in the usual and regular course of business must be approved by the affirmative vote of the holders of a majority of the shares of stock entitled to vote on the matter. As to the Company, Section 607.0901, as well as the current Amended and Restated Articles of Incorporation of the Company, require that, in addition to any vote required by the FBCA and subject to the exceptions described below, any "Affiliated Transaction" between the Company and any beneficial owner of 10% or more of the Company's voting shares, including shares held by any associate or affiliate of such a person (an "Interested Shareholder"), be approved by the affirmative vote of the holders of two-thirds (66 2/3%) of the voting shares of the Company's stock, excluding for such purposes any shares held by the Interested Shareholder. An "Affiliated Transaction" includes, among other transactions: (i) any merger or consolidation of the Company or any of its subsidiaries with an Interested Shareholder or an associate or affiliate of an Interested Shareholder, (ii) any sale, exchange or other disposition of assets of the Company to an Interested Shareholder or an associate or affiliate of an Interested Shareholder, having an aggregate market value of all of the outstanding shares of the Company, or representing 5% or more of the earning power or net income of the Company, and (iii) the issuance or transfer to the Interested Shareholder or an associate or affiliate of the Interested Shareholder, by the Company, of the shares of the Company or any of its subsidiaries which have an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the Company.

  However, the voting requirements of Section 607.0901 do not apply to an Affiliated Transaction if, among other things: (a) the Affiliated Transaction has been approved by a majority of the disinterested directors on the Company's board of directors, (b) the Interested Shareholder has been the beneficial owner of at least 80% of the Company's outstanding voting shares for at least five years, (c) certain fair price requirements have been met, or (d) the Company has not had more than 300 shareholders of record at any time during the three years preceding the date of the first general public announcement of a proposed Affiliated Transaction.

  The Company is currently subject to Section 607.0901 under its present Amended and Restated Articles of Incorporation, and thus any Affiliated Transaction would be subject to a two-thirds (66 2/3%) vote of the holders of the outstanding shares of the Company entitled to vote, unless otherwise exempt.

  Control Share Acquisitions. The control share acquisition provisions of the FBCA ("Section 607.0902") impose conditions and restrictions on "control share acquisitions" which provide that any "control shares" (shares which represent at least 20% of the outstanding stock of a Florida corporation) that are acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, excluding all "interested shares," which are shares which may be voted directly or indirectly by the person proposing to make the "control share acquisition," by any officer of the corporation or by any employee who is also a director of the corporation. The application of Section 607.0902 to the Company by virtue of the FBCA would have the effect of limiting the voting power of any Company shareholder, even those who are not intent on soliciting a change in control of the Company, without first conferring with management upon such shareholder's acquisition of a threshold amount of the voting stock of the Company.

Item 5.  Interests of Named Experts and Counsel.

None. Neither the named experts or counsel referenced below have an interest in the Registrant.

Item 6.  Indemnification of Directors and Officers.

  Section 607.0850 of the FBCA provides that a corporation may indemnify a director or officer of the corporation and purchase and maintain liability insurance for those persons as, and to the extent, permitted by Section 607.0850 of the FBCA. In addition, the Registrant's Amended and Restated Articles of Incorporation obligate the Registrant to indemnify its officers and directors for costs and expenses actually and reasonably incurred in connection with a legal proceeding, including amounts paid in settlement of such a proceeding, to the fullest extent permitted by the FBCA.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 7.  Exemption from Registration Claimed.

Not applicable.

Item 8.  Exhibits.

5. Opinion of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A. regarding the legality of the securities being offered hereby.

10.  1996 Associate Incentive Plan

23.1 Consent of Arthur Andersen LLP

23.2 Consent of Hacker, Johnson, Cohen & Grieb

23.3 Consent of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A. (contained in
     Exhibit 5).

Item 9.  Undertakings.

The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the Plan.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tallahassee, State of Florida, on the 20th day of December, 1996.

Capital City Bank Group, Inc.


By: /s/ William G. Smith, Jr.
    ------------------------------------
    William G. Smith, Jr., President and Director
    (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                     Title                        Date

/s/ DuBose Ausley             Chairman of the Board        December 20, 1996
--------------------------
DuBose Ausley


/s/ Thomas A. Barron          Director                     December 20, 1996
--------------------------
Thomas A. Barron


/s/ Cader B. Cox, III         Director                     December 20, 1996
--------------------------
Cader B. Cox, III


/s/ John K. Humphress         Director                     December 20, 1996
--------------------------
John K. Humphress


/s/ Payne H. Midyette         Director                     December 20, 1996
--------------------------
Payne H. Midyette, Jr.


/s/ Godfrey Smith             Director                     December 20, 1996
--------------------------
Godfrey Smith


/s/ William G. Smith, Jr.     Director                     December 20, 1996
-------------------------
William G. Smith, Jr.

                                 EXHIBIT INDEX


Exhibit Number                    Description of Exhibit
--------------                    ----------------------

5 Opinion of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A. regarding the legality of the securities being offered hereby

10                                1996 Associate Incentive Plan

23.1                              Consent of Arthur Andersen LLP

23.2                              Consent of Hacker, Johnson, Cohen & Grieb

23.3 Consent of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A. (contained in Exhibit 5)